Mail Stop 3010

September 15, 2009

Mr. Milton C. Ault III
Chief Executive Officer
Zealous, Inc.
15641 Red Hill Avenue, Suite 200
Tustin, CA 98780

> **Re:** **Zealous, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2009, as amended September 4, 2009 and**
> **September 11, 2009**
> **File No. 000-26383**

Dear Mr. Ault:

We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the number listed at the end of this letter.

Item 4.01 Form 8-K/A filed September 11, 2009

1.   We note that the Exhibit 16 letter from the former accountants states that they do not agree with the statements made in the Form 8-K/A as they relate to Berkovits & Company, LLP. Please clarify for us the disclosures with which the former accountants disagree and the reasons for such disagreement.

As appropriate, please amend your filing and respond to these comments via EDGAR within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Milton C. Ault III
Zealous, Inc.
September 15, 2009
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant